Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2020	2019	2020	2019
		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(6,117)	(4,845)	(17,918)	(14,551)
Administrative expenses		(1,906)	(1,423)	(5,144)	(4,231)
Net foreign exchange (losses) gains		(1,601)	1,227	610	1,191

Operating loss		(9,624)	(5,041)	(22,452)	(17,591)
Finance income		26	252	234	867

Loss before tax		(9,598)	(4,789)	(22,218)	(16,724)
Income tax credit	3	1,204	912	3,797	3,020

Loss for the period		(8,394)	(3,877)	(18,421)	(13,704)

Basic and diluted loss per share	4	(0.24)	(0.12)	(0.55)	(0.42)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands)
	£	£	£	£
Loss for the period	(8,394)	(3,877)	(18,421)	(13,704)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(15)	8	7	9

Other comprehensive (expense) income for the period	(15)	8	7	9

Total comprehensive loss for the period	(8,409)	(3,869)	(18,414)	(13,695)

Attributable to:
Equity holders of the Company	(8,409)	(3,869)	(18,414)	(13,695)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		September 30, 2020	December 31, 2019
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	4,686	3,960
Property, plant and equipment		1,281	1,109
Deferred tax asset	3	34	46

		6,001	5,115

Current assets
Prepayments, accrued income and other receivables		5,065	4,710
Current income tax receivable	3	8,140	8,481
Cash and cash equivalents	6	100,678	51,962

		113,883	65,153

Total assets		119,884	70,268

Equity and liabilities
Capital and reserves
Share capital and share premium	8	142,937	80,840
Other reserves		65,740	62,737
Accumulated deficit		(98,403)	(80,055)

Total equity attributable to equity holders of the Company		110,274	63,522

Non-current liabilities
Provisions		46	26
Lease liabilities		441	538

		487	564

Current liabilities
Trade payables		4,190	2,412
Payroll taxes and social security		138	160
Lease liabilities		278	268
Accrued expenditure		4,517	3,342

		9,123	6,182
Total liabilities		9,610	6,746

Total equity and liabilities		119,884	70,268

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Nine Months Ended September 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2019	1,289	79,426	(339)	17,564	1	42,466	(58,813)	81,594
Loss for the period	—	—	—	—	—	—	(13,704)	(13,704)
Other comprehensive income for the period	—	—	—	—	9	—	—	9

Total comprehensive loss for the period	—	—	—	—	9	—	(13,704)	(13,695)
Share-based payments	—	—	—	2,191	—	—	—	2,191
Exercise of share options	9	108	—	(132)	—	—	132	117
Surrender of fully vested share options	—	—	—	(38)	—	—	38	—

Balance at September 30, 2019	1,298	79,534	(339)	19,585	10	42,466	(72,347)	70,207

Balance at January 1, 2020	1,299	79,541	(339)	20,620	(10)	42,466	(80,055)	63,522
Loss for the period	—	—	—	—	—	—	(18,421)	(18,421)
Other comprehensive income for the period	—	—	—	—	7	—	—	7

Total comprehensive loss for the period	—	—	—	—	7	—	(18,421)	(18,414)
Share-based payments	—	—	—	3,069	—	—	—	3,069
Exercise of share options	1	14	—	(68)	—	—	68	15
Lapse of share options	—	—	—	(5)	—	—	5	—
Issue of share capital	747	65,834	—	—	—	—	—	66,581
Share issue expenses	—	(4,499)	—	—	—	—	—	(4,499)

Balance at September 30, 2020	2,047	140,890	(339)	23,616	(3)	42,466	(98,403)	110,274

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2020	2019
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(18,421)	(13,704)
Adjustments for:
Income tax credit	(3,797)	(3,020)
Amortization and depreciation	667	522
Finance income	(234)	(867)
Interest expense on lease liabilities	20	—
Share-based payments	3,069	2,191
Net foreign exchange gains	(619)	(1,228)

	(19,315)	(16,106)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(408)	(3,593)
Increase (decrease) in trade payables	1,778	(300)
Increase in payroll taxes, social security and accrued expenditure	1,153	8

Movements in working capital	2,523	(3,885)

Cash used in operations	(16,792)	(19,991)

Net income tax received	4,152	20

Net cash used in operating activities	(12,640)	(19,971)

Cash flows from investing activities
Interest received	300	915
Payments for property, plant and equipment	(350)	(29)
Payments for intangible assets	(1,079)	(988)

Net cash used in investing activities	(1,129)	(102)

Cash flows from financing activities
Payments of lease liabilities	(223)	(146)
Proceeds from issue of share capital – exercise of share options	15	117
Proceeds from issue of share capital	66,581	—
Share issue expenses	(4,499)	—

Net cash from (used in) financing activities	61,874	(29)

Net increase (decrease) in cash and cash equivalents	48,105	(20,102)
Cash and cash equivalents at beginning of period	51,962	76,972

Effect of exchange rate changes on cash and cash equivalents	611	1,221

Cash and cash equivalents at end of period	100,678	58,091

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has ordinary shares in the form of American Depositary Shares (“ADSs”) registered with the US Securities and Exchange Commission (the “SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has two wholly owned subsidiaries, NuCana, Inc. and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2019 have been reported on by the Company’s auditor and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the U.K. Companies Act 2006.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months and nine months ended September 30, 2020 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2019. No new standards, amendments or interpretations have had an impact on the financial statements for the three months and nine months ended September 30, 2020. The financial statements comprise the financial statements of the Group at September 30, 2020. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months and nine months ended September 30, 2020 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2020.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £100.7 million at September 30, 2020 will be sufficient to fund its current operating plan for at least the next 12 months. Further, the directors have conducted a full assessment of the impact of COVID-19 on the going concern status of the Company and have concluded that it will not have a significant negative impact on the cash outflows of the Company over the period assessed for going concern purposes. During the second quarter of 2020, the Company temporarily paused and then subsequently re-commenced the enrollment of new patients in clinical trials as a result of COVID-19, resulting in the costs relating to these activities being deferred.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

COVID-19

In response to the COVID-19 pandemic, all of the Company’s offices have been closed with employees continuing their work outside of the offices and the Company has restricted on-site staff access to only those required to execute their job responsibilities.

In April 2020, the Company announced that in order to ease the burden on clinical trial sites and enable healthcare professionals to focus their efforts on caring for patients with COVID-19, the enrollment of new patients in the Company’s ongoing clinical trials was temporarily paused. There was no interruption to the treatment of patients enrolled at that time. In May 2020, the Company announced that enrollment of new patients in the Company’s clinical trials, including the global Phase 3 clinical trial for patients with biliary tract cancer (NuTide:121), the Phase 1 and Phase 1b clinical trials of NUC-3373 and the Phase 1 clinical trial of NUC-7738, had re-commenced. While the Company continues to evaluate the impact of COVID-19 on its operations, the Company believes that this pandemic will inevitably cause some delays to the timing of initiation and completion of its clinical trials. The overall impact is currently unknown and the Company is continuing to monitor the impact of COVID-19.

COVID-19 has had no impact on the judgements and estimates used in the preparation of these financial statements.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements, were the same as those that applied to the annual financial statements for the year ended December 31, 2019.

3. Income tax

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands)		(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	1,230	1,006	3,834	3,129
In respect of current period U.S.	—	(1)	(1)	(3)
In respect of prior period U.K.	(22)	(86)	(22)	(86)

	1,208	919	3,811	3,040
Deferred tax:
In respect of current period U.S.	(4)	(7)	(13)	(20)
In respect of prior period U.S.	—	—	(1)	—

Income tax credit	1,204	912	3,797	3,020

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	September 30, 2020	December 31, 2019
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	8,136	8,477
U.S. tax	4	4

	8,140	8,481

Deferred tax asset
U.S. deferred tax asset	34	46

4. Basic and diluted loss per share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(8,394)	(3,877)	(18,421)	(13,704)

Basic and diluted weighted average number of shares	35,093	32,372	33,419	32,280
	£	£	£	£
Basic and diluted loss per share	(0.24)	(0.12)	(0.55)	(0.42)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £4.5 million as of September 30, 2020 (as of December 31, 2019: £3.7 million) and computer software with a carrying value of £0.2 million as of September 30, 2020 (as of December 31, 2019: £0.3 million).

During the nine months ended September 30, 2020, the Company acquired intangible assets with a cost of £1.1 million in relation to patents. There were no disposals of intangible assets in the nine months ended September 30, 2020.

6. Cash and cash equivalents

	September 30, 2020	December 31, 2019
	(in thousands)
	£	£
Cash and cash equivalents	100,678	51,962

Cash and cash equivalents comprise cash at bank with maturities of three months or less earning interest at fixed or variable rates based on the terms agreed for each account.

7. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The six share-based payment plans include three new plans approved by shareholders at the annual general meeting of the Company on June 25, 2020. The share options granted under these plans are settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value.

As detailed in the table below, during the nine months ended September 30, 2020, 2,585,639 share options were granted under the Company’s U.K. share-based payment plans and U.S. share option sub-plan (nine months ended September 30, 2019: 1,202,150 share options granted). Options granted under these plans will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan. As the Company completed its initial public offering in October 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than two years, the underlying expected volatility was determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of comparable companies to the Company. Options granted with an estimated life of two years or less, have been valued using the Company’s own historical volatility rates.

The following weighted average principal assumptions were used in calculating the fair values of options granted:

	Options granted on
	June 10, 2020	Sept 9, 2020	Sept 9, 2020
Vesting dates	June 10, 2021	Sept 9, 2021	Sept 9, 2021
	June 10, 2022	Sept 9, 2022	Sept 9, 2022
	June 10, 2023	Sept 9, 2023	Sept 9, 2023
	June 10, 2024	Sept 9, 2024	Sept 9, 2024
Volatility	76.59%	82.98%	87.21%
Dividend yield	0%	0%	0%
Risk-free investment rate	0.003%	(0.08)%	(0.08)%
Fair value of option at grant date	£2.76	£4.24	£4.24
Fair value of share at grant date	£4.78	£4.28	£4.28
Exercise price at date of grant	£4.78	£0.04	£0.04
Lapse date	June 10, 2030	Sept 9, 2030	—
Expected option life (years)	4.50	3.50	2.50
Number of options granted	2,186,780	290,356	108,503

For the three months ended September 30, 2020, the Company has recognized £1.4 million of share-based payment expense in the statement of operations (three months ended September 30, 2019: £1.0 million). For the nine months ended September 30, 2020, the Company has recognized £3.1 million of share-based payment expense in the statement of operations (nine months ended September 30, 2019: £2.2 million).

8. Share capital and share premium

	September 30, 2020	December 31, 2019
	(in thousands)
	£	£
Share capital	2,047	1,299
Share premium	140,890	79,541

	142,937	80,840

	September 30, 2020	December 31, 2019
	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	51,174	32,479

	Number of shares	Share capital	Share premium
	(in thousands)
Fully paid shares:		£	£
Balance at December 31, 2019	32,479	1,299	79,541
Issue of shares on exercise of options	32	1	14
Issue of shares	18,663	747	61,335

Balance at September 30, 2020	51,174	2,047	140,890

9. Contingent liabilities

Under its U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the United Kingdom. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%). Based on the closing price of the Company’s ADSs on The Nasdaq Global Select Market on September 30, 2020, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.9 million (December 31, 2019: £1.3 million).